UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2022
Commission File Number 001-40635

Reunion Neuroscience Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)
30 Duncan Street, Lower North Suite
Toronto, Ontario
M5V 2C3
1-833-833-1967
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Exhibit
99.1	Notice of Annual General and Special Meeting of Shareholders to be held on September 29, 2022 and Management Information Circular, dated August 28, 2022.
99.2	Proxy.
99.3	Mail Card.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Reunion Neuroscience Inc.
Date: August 31, 2022	By:	/s/ Donna Wong
Name: Donna Wong
Title: Chief Financial Officer